UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

LSB Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

502160104

(CUSIP Number)

Todd L. Boehly

600 Steamboat Road

Greenwich, CT 06830

1-800-224-6469

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502160104	SCHEDULE 13D

1	Name of Reporting Person SBT Investors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

1	Name of Reporting Person TLB-LSB, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,263,493 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,263,493 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,263,493
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.5%(1)
14	Type of Reporting Person OO

(1)

Calculated based on 74,344,336 shares of shares of common stock, par value $0.10 per share (the “Common Stock”) of LSB Industries, Inc., a Delaware corporation (the “Issuer”) outstanding as of October 27, 2023, as disclosed in the Issuer’s Form 10-Q filed on November 2, 2023 with the Securities and Exchange Commission (the “SEC”).

1	Name of Reporting Person Todd L. Boehly
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,306,927 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,306,927 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,306,927 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.6%(1)(2)
14	Type of Reporting Person OO

(1)

Represents 15,263,493 shares of common stock, par value $0.10 per share (the “Common Stock”) of LSB Industries, Inc., a Delaware corporation (the “Issuer”), directly held by TLB-LSB, LLC, of which Todd L. Boehly is the sole member, and 43,434 shares of Common Stock directly held by a limited liability company over which Todd L. Boehly may be deemed to have investment control.

(2)	Calculated based on 74,344,336 shares of Common Stock outstanding as of October 27, 2023, as disclosed in the Issuer’s Form 10-Q filed on November 2, 2023 with the SEC.

CUSIP No. 502160104	SCHEDULE 13D

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Statement”) relates to the Common Stock. The address of the principal executive offices of the Issuer is 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma 73116.

This Statement represents Amendment No. 2 to the Schedule 13D (the “Original Schedule 13D”) originally filed with the SEC on August 16, 2022 and amended by Amendment No. 1 to the Schedule 13D (the “Amendment No. 1”), originally filed with the SEC on November 10, 2022. All capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D and Amendment No. 1.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a), (f) This statement is being filed by SBT Investors LLC, a Delaware limited liability company (“SBT Investors”), TLB-LSB, LLC, a Delaware limited liability company (“TLB-LSB”), and Todd L. Boehly (“TLB” and, together with SBT Investors and TLB-LSB, the “Reporting Persons”). The Member Manager of SBT Investors is NZC Capital LLC, a Delaware limited liability company (the “SBT Member Manager”). The Sole Member of TLB-LSB is TLB. TLB is the controlling member of the SBT Member Manager and is a U.S. citizen.

(b) The address of the principal business and principal office of the Reporting Persons and the SBT Member Manager is 600 Steamboat Road, Greenwich, Connecticut 06830.

(c) The principal business of the Reporting Persons is making equity investments.

(d), (e) During the last five years, none of the Reporting Persons or the SBT Member Manager (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

Effective November 14, 2023, certain entities made pro rata distributions, without consideration, resulting in a total of 1,554,991 shares of Common Stock being received SBT Investors. On that same date, SBT Investors and SBT Member Manager made pro rata distributions, without consideration, resulting in a total of 15,263,493 shares of Common Stock being held by TLB-LSB and 43,434 shares of Common Stock being held by a limited liability company over which TLB may be deemed to have investment control (collectively, the “Distribution”).

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

In connection with the Distribution, on November 14, 2023, TLB-LSB entered into a joinder agreement with the Issuer (the “Board Representation Joinder Agreement”) and an additional letter agreement with the Issuer, LSB Funding LLC (“LSB Funding”) and SBT Investors (the “Rights Letter Agreement” and, together with the Board Representation Joinder Agreement, the “Letter Agreements”).

As reflected in the Board Representation Joinder Agreement, SBT Investors has transferred to TLB-LSB the right to designate nominees to serve on the Issuer’s board of directors.

The Issuer, TLB-LSB, LSB Funding and SBT Investors have also entered into certain modifications to the Registration Rights Agreement among LSB Funding, SBT Investors and the Issuer and the Securities Exchange Agreement among LSB Funding, SBT Investors and the Issuer, each as described in the Rights Letter Agreement.

The descriptions of the Letter Agreements are summaries only and are qualified in their entirety by reference to the text of the Letter Agreements, which are referenced as Exhibit 1 and Exhibit 2 to this Statement.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended, in part, as follows:

(a), (b) Based upon the Issuer’s Form 10-Q filed on November 2, 2023 with the SEC, there were 74,344,336 shares of Common Stock outstanding as of October 27, 2023. TLB-LSB beneficially owns 15,263,493 shares of Common Stock and a limited liability company over which TLB be deemed to have investment control owns 43,434 shares of Common Stock, which together represents approximately 20.6% of the outstanding Common Stock. As a result of the Distribution, SBT Investors is no longer a beneficial owner of any shares of Common Stock.

(c) The information contained in Item 3 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	The Board Representation Joinder Agreement, dated as of November 14, 2023, by and between the Issuer and TLB-LSB.

Exhibit 2	The Rights Letter Agreement, dated as of November 14, 2023, by and among LSB Funding, SBT Investors, the Issuer and TLB-LSB.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2023

NZC CAPITAL LLC, in its capacity as Member Manager of SBT Investors LLC

By:	/s/ Todd L. Boehly
Name:	Todd L. Boehly
Title:	Manager

TLB-LSB, LLC

By:	/s/ Todd L. Boehly
Name:	Todd L. Boehly
Title:	Sole Member

/s/ Todd L. Boehly
Todd L. Boehly